

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 13, 2021

Gary Matthews
Chief Executive Officer
Seven Oaks Acquisition Corp.
445 Park Avenue, 17th Floor
New York, NY 10022

> **Re: Seven Oaks Acquisition Corp.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed September 28, 2021**
> **File No. 333-258030**

Dear Mr. Matthews:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 22, 2021 letter.

Amendment No. 2 to Registration Statement on Form S-4 Filed September 29, 2021

Background of the Business Combination, page 95

1. We note your amended disclosure in response to comment 5. Please provide additional detail on the precedent transactions and discounted cash flow model that you relied upon and how you determined that your valuation would be at the high end of $650.0-$750.0 million range.

Giddy Inc. (d/b/a Boxed) Financial Statements
Note 14. Segment Reporting, page F-96

2. We are still reviewing your response to comment 9 and may have additional comments.

You may contact Abe Friedman at (202) 551-8298 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Jennifer López-Molina at (202) 551-3792 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: David A. Sakowitz